Filed pursuant to Rule 424(b)(3)

Registration No. 333-167498

PROSPECTUS

Arena Pharmaceuticals, Inc.

UP TO 27,200,000 SHARES OF

COMMON STOCK

This prospectus relates to the resale, from time to time, of up to 27,200,000 shares of our common stock by the selling stockholders named in this prospectus. See “Selling Stockholders” beginning on page 2. Of the shares to be offered hereby, 11,000,000 shares were acquired by the selling stockholders on June 7, 2010 in a private placement and 16,200,000 shares may be acquired by the selling stockholders by exercising warrants that were also acquired on June 7, 2010 in such private placement. We will not receive any of the proceeds from the sale of these shares.

The selling stockholders may sell the shares of common stock described in this prospectus to or through underwriters or dealers, directly to purchasers or through agents designated from time to time. For additional information on the methods of sale, you should refer to the section titled “Plan of Distribution” in this prospectus.

Our common stock is listed on the NASDAQ Global Market under the symbol “ARNA.” On June 21, 2010, the last reported sale price of our common stock on the NASDAQ Global Market was $2.89 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 2 of this prospectus and as updated in any future filings made with the Securities and Exchange Commission that are incorporated by reference in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 22, 2010

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus or incorporated by reference herein and may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the risks of investing discussed under “Risk Factors” on page 2, the financial statements and related notes, and the information to which we refer you and the information incorporated into this prospectus by reference, for a complete understanding of our business and this offering. Unless otherwise specified or required by context, references in this prospectus to “Arena Pharmaceuticals,” “Arena,” “we,” “us” and “our” refer to Arena Pharmaceuticals, Inc. References to “selling stockholders” or “Deerfield” in this prospectus refer to Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Partners, L.P., Deerfield International Limited, Deerfield Special Situations Fund, L.P., and Deerfield Special Situations Fund International Limited, which may sell shares from time to time as described in this prospectus.

Arena Pharmaceuticals, Inc.

We are a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing oral drugs that target G protein-coupled receptors, an important class of validated drug targets, in four major therapeutic areas: cardiovascular, central nervous system, inflammatory and metabolic diseases. Our most advanced drug candidate is lorcaserin hydrochloride, or lorcaserin, for weight management, and it has completed a pivotal Phase 3 clinical trial program.

In December 2009, we submitted a New Drug Application, or NDA, for lorcaserin to the US Food and Drug Administration, or FDA, for regulatory approval. The FDA has assigned an October 22, 2010, Prescription Drug User Fee Act, or PDUFA, date for the review of our application, and has notified us of the tentative scheduling of an Endocrinologic and Metabolic Drugs Advisory Committee meeting on September 16, 2010, as part of such review.

In 2009, we reported positive results from the two trials comprising lorcaserin’s pivotal Phase 3 clinical trial program, BLOOM (Behavioral modification and Lorcaserin for Overweight and Obesity Management) and BLOSSOM (Behavioral modification and LOrcaserin Second Study for Obesity Management). In addition to the pivotal program, we are evaluating lorcaserin in obese and overweight patients with type 2 diabetes in our Phase 3 BLOOM-DM (Behavioral modification and Lorcaserin for Overweight and Obesity Management in Diabetes Mellitus) trial. We plan to file the results of BLOOM-DM as a supplement to the NDA.

In addition to lorcaserin, our internal development programs include APD791, APD916 and APD811, all of which are oral drug candidates that we internally discovered. APD791 is a selective inverse agonist of the serotonin 2A receptor intended for the treatment of arterial thrombosis and other related conditions, and it has completed Phase 1a and Phase 1b clinical trials. APD916 is a histamine H3 inverse agonist intended for the treatment of narcolepsy and cataplexy, and we initiated a Phase 1 clinical trial of APD916 in March 2010. APD811 is a selective agonist of the prostacyclin receptor intended for the treatment of pulmonary arterial hypertension, and it is in preclinical development.

Along with our internal programs, we are collaborating with Ortho-McNeil-Janssen Pharmaceuticals, Inc., to develop compounds for the treatment of type 2 diabetes and other disorders by targeting the GPR119 receptor.

We intend to commercialize our drug candidates with pharmaceutical companies or independently. We have not received regulatory approval for marketing or selling any drugs. We have also not generated commercial revenues from selling any drugs, other than in connection with manufacturing drugs for Siegfried Ltd in our Swiss drug product manufacturing facility.

The headquarters of our operations outside of the United States is in Switzerland. Activities conducted at this location include manufacturing, quality control, development of manufacturing processes, qualifying suppliers and otherwise managing the global supply chain, regulatory strategy and compliance, distribution of finished products, and European strategic planning and development.

The pharmaceutical marketplace in which we operate includes many large, well-established companies competing with us to develop or market treatments for the same diseases and disorders. See “Risk Factors.”

Arena Pharmaceuticals®, Arena® and our corporate logo are registered service marks of Arena.

We incorporated in the state of Delaware in April 1997. Our corporate offices are located at 6166 Nancy Ridge Drive, San Diego, California 92121. Our telephone number is 858.453.7200. Our website address is www.arenapharm.com. Information contained in or accessible through our website does not constitute part of this prospectus.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before you make a decision to invest in our common stock, you should consider carefully the risks described in the section entitled “Risk Factors” contained in our quarterly report on Form 10-Q for the period ended March 31, 2010, as filed with the Securities and Exchange Commission, or SEC, on May 7, 2010, which is incorporated herein by reference in its entirety, as well as any amendment or update thereto reflected in our subsequent filings with the SEC. If any of these risks actually occur, our business, operating results, prospects or financial condition could be materially and adversely affected. This could cause the trading price of our common stock to decline and you may lose part or all of your investment. Moreover, the risks described are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business, operating results, prospects or financial condition.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference herein, contains forward-looking statements. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “will,” “intend,” “plan,” “believe,” “anticipate,” “expect,” “estimate,” “predict,” “potential,” “continue,” “likely,” “unlikely” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements. Discussions containing these forward-looking statements may be found, among other places, in the “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections incorporated by reference from our most recent Annual Report on Form 10-K, as well as any updates or amendments thereto reflected in subsequent filings with the SEC. These forward-looking statements are based largely on our expectations and projections about future events and future trends affecting our business, and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The risks and uncertainties include, among others, those noted in “Risk Factors” above and those included in the documents that we incorporate by reference herein.

In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this prospectus or documents incorporated by reference herein that include forward-looking statements.

USE OF PROCEEDS

The proceeds from the sale of the common stock under this prospectus will belong to the selling stockholders. We will not receive any proceeds from this offering. While we will not receive any proceeds from this offering, if the warrants to purchase 16,200,000 shares of common stock were all exercised for cash, the selling stockholders would pay us an exercise price of $3.45 per share, or an aggregate exercise price of $55,890,000. If we do receive any proceeds from the exercise of the warrants, we will likely use such proceeds for working capital and general corporate purposes.

SELLING STOCKHOLDERS

On June 17, 2009, we entered into a Facility Agreement, or the Facility Agreement, with Deerfield, pursuant to which Deerfield agreed to provide us with a $100 million secured loan. In connection with the terms of the Facility Agreement, on July 6, 2009, we issued to Deerfield warrants to purchase an aggregate of 28,000,000 shares of our common stock at an exercise price of $5.42 per share, which we refer to as the 2009 Warrants. On or before the second anniversary of the date of the Facility Agreement, Deerfield may elect to provide us with an additional loan in a principal amount of up to $20 million under similar terms as the $100 million loan, with the additional loan also maturing on June 17, 2013. Deerfield may make this election only once during such two-year period, and, if Deerfield makes such election, we will be required to issue Deerfield additional warrants in connection with the closing, if ever, of such additional loan. For each additional $1 million that Deerfield elects to loan us under the Facility Agreement (up to an aggregate of $20 million as described above), we will issue Deerfield additional warrants, which we refer to as the Additional Warrants, for 280,000 shares of our common stock with an exercise price of $5.42 per share.

On June 2, 2010, we entered into a Purchase and Exchange Agreement, or the Purchase Agreement, with Deerfield, pursuant to which Deerfield agreed to purchase 11,000,000 shares of our common stock at a purchase price of $3.23 per share. Also, pursuant to the Purchase Agreement, we agreed to exchange a portion of the 2009 Warrants to purchase an aggregate of 16,200,000 shares of our common stock for new warrants, which we refer to as the New Warrants, to purchase a like number of shares of our common stock at an exercise price of $3.45 per share. The New Warrants will be exercisable beginning on December 7, 2010 and will remain exercisable until June 17, 2013. Other than the provisions described above and certain provisions related to cashless exercise and early termination of the warrants, which are based on $5.16 per share in the 2009 Warrants and $3.28 per share in the New Warrants, the New Warrants contain substantially the same terms as the 2009 Warrants.

Pursuant to the registration rights agreement that we entered into in connection with the Purchase Agreement, we have filed a registration statement to which this prospectus relates to permit the selling stockholders to resell to the public the shares of our common stock that they acquired under the Purchase Agreement and that they may acquire upon exercise of the New Warrants that we issued pursuant to the Purchase Agreement. For additional information regarding the warrants, see the description of the warrants in the Form 8-K we filed with the SEC on June 8, 2010, and the form of warrant filed as an exhibit to the Form 8-K.

The selling stockholders may sell up to 27,200,000 shares of our common stock pursuant to this prospectus. The selling stockholders have not held any position or office, nor do they have any material relationship with us or our predecessors or affiliates within the past three years, except for the financing transactions described above and in our filings with the SEC.

The following table sets forth information regarding beneficial ownership of our common stock by the selling stockholders as of June 8, 2010. There were 112,239,389 shares of our common stock outstanding as of June 8, 2010. Unless otherwise indicated, beneficial ownership is determined in accordance with the rules of the SEC, and is based upon information provided by each respective selling stockholder identified below and other public documents filed with the SEC.

Name(1)	Shares of Common Stock Beneficially Owned Before Offering(2)		Number of Shares of Common Stock Offered Hereby(3)	Shares of Common Stock Beneficially Owned Following the Offering(2)(4)(5)
				Number	% of Class
Deerfield Private Design Fund, L.P.	3,842,256	(6)(7)	4,583,744	1,988,536	1.52%
Deerfield Private Design International, L.P.	6,189,744	(6)(8)	7,384,256	3,203,464	2.43%
Deerfield Partners, L.P.	4,514,400	(6)(9)	5,385,600	2,336,400	1.79%
Deerfield International Limited	6,885,600	(6)(10)	8,214,400	3,563,600	2.70%
Deerfield Special Situations Fund, L.P.	481,536	(6)(11)	574,464	249,216	*
Deerfield Special Situations Fund International Limited	886,464	(6)(12)	1,057,536	458,784	*

*	Represents less than 1%.
(1)	James E. Flynn has the power to vote or dispose of the shares held by the selling stockholders.
(2)	The beneficial ownership information does not include up to 5,600,000 shares of our common stock issuable upon exercise of the Additional Warrants, if any.
(3)	Includes shares of common stock issuable upon the exercise of the New Warrants.
(4)	Except as described in note 2 above, for the purposes of determining the percentage of class beneficially owned by a holder, shares of common stock that may be issued to that holder within 60 days of June 8, 2010 are deemed to be outstanding. In addition, the number of outstanding shares used for purposes of determining the percentage ownership following the offering assumes the exercise in full of the New Warrants and no other changes in the outstanding shares as of June 8, 2010.
(5)	We do not know when or in what amounts the selling stockholders may offer shares for sale. The selling stockholders may choose not to sell any of the shares offered by this prospectus. This table assumes the sale by the selling stockholders of all of the shares of common stock available for resale under this prospectus.
(6)	The selling stockholders disclaim beneficial ownership of our common stock that exceeds 9.98% of our outstanding common stock. Under the terms of the warrants held by the selling stockholders, the number of shares of our common stock that may be acquired by the selling stockholders upon any exercise of the warrants is generally limited to the extent necessary to ensure that, following such exercise, the total number of shares of our common stock then beneficially owned by a selling stockholder, together with its affiliates and any other persons or entities whose beneficial ownership of our common stock would be aggregated with such selling stockholder for purposes of Section 13(d) of the Securities Exchange Act of 1934, or the Exchange Act, and the applicable regulations of the SEC, would not exceed 9.98% of the total number of shares of our common stock then issued and outstanding. The 9.98% limitation is disregarded for purposes of this table, and the numbers of shares of common stock beneficially owned do not reflect this limitation.
(7)	Includes 1,988,536 shares of common stock underlying warrants that are exercisable within 60 days of June 8, 2010, and held by the selling stockholder and 1,853,720 shares of common stock owned by the selling stockholder.

(8)	Includes 3,203,464 shares of common stock underlying warrants that are exercisable within 60 days of June 8, 2010, and held by the selling stockholder and 2,986,280 shares of common stock owned by the selling stockholder.
(9)	Includes 2,336,400 shares of common stock underlying warrants that are exercisable within 60 days of June 8, 2010, and held by the selling stockholder and 2,178,000 shares of common stock owned by the selling stockholder.
(10)	Includes 3,563,600 shares of common stock underlying warrants that are exercisable within 60 days of June 8, 2010, and held by the selling stockholder and 3,322,000 shares of common stock owned by the selling stockholder.
(11)	Includes 249,216 shares of common stock underlying warrants that are exercisable within 60 days of June 8, 2010, and held by the selling stockholder and 232,320 shares of common stock owned by the selling stockholder.
(12)	Includes 458,784 shares of common stock underlying warrants that are exercisable within 60 days of June 8, 2010, and held by the selling stockholder and 427,680 shares of common stock owned by the selling stockholder.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, or Securities Act, or pursuant to other available exemptions from the registration requirements of the Securities Act, if available, rather than under this prospectus.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, by amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement to which this prospectus relates.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act, the Exchange Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement to which this prospectus relates effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement to which this prospectus relates and (2) the date on which the shares cease to be registrable securities as such term is defined in the registration rights agreement that we entered into in connection with the Purchase Agreement.

The selling stockholders and any broker dealers that act in connection with the sale of the shares might be deemed to be “underwriters” as the term is defined in Section 2(11) of the Securities Act. Consequently, any commissions received by these broker dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders may be deemed to be “underwriters” as defined in Section 2(11) of the Securities Act, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act.

LEGAL MATTERS

The validity of the securities being offered hereby has been passed upon by Cooley LLP, San Diego, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009, and the effectiveness of our internal control over financial reporting as of December 31, 2009, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1.800.SEC.0330 for more information on the Public Reference Room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Later information we file with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus until the termination of the offering of the shares covered by this prospectus (other than information furnished under Item 2.02 or Item 7.01 of Form 8-K):

•	our Annual Report on Form 10-K for the year ended December 31, 2009;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010;

•

our Current Reports on Form 8-K (other than information furnished rather than filed) filed with the SEC on January 27, 2010, February 24, 2010, February 26, 2010, March 8, 2010, March 24, 2010, June 2, 2010, June 8, 2010 and June 14, 2010;

•

the description of our Rights Agreement contained in our registration statement on Form 8-A filed with the SEC on November 5, 2002, as amended on December 30, 2003 and November 16, 2006, including any amendments or reports filed for the purposes of updating this description; and

•

the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on July 26, 2000, including any amendments or reports filed for the purposes of updating this description.

You may request a copy of these filings, at no cost, by contacting us at:

Arena Pharmaceuticals, Inc.

Attention: Investor Relations

6166 Nancy Ridge Drive

San Diego, California 92121

Telephone number: 858.453.7200

This prospectus relates to a registration statement we filed with the SEC. That registration statement and the exhibits filed along with the registration statement contain more information about us and the shares in this offering. Because information about documents referred to in this prospectus is not always complete, you should read the full documents which are filed as exhibits to the registration statement. You may read and copy the full registration statement and its exhibits at the SEC’s public reference rooms or their website.

No one has been authorized to give any information or to make any representations other than contained or incorporated by reference in this prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstance, create any implication that there has not been any change in our affairs since the date hereof.